Exhibit 12.1

Statement Regarding Computation of Ratio of Earnings to Fixed Charges

Radiation Therapy Services Holdings, Inc.

	Predecessor			Successor
			Period From	Period From
			January 1 to	February 22 to	Year Ended	Year Ended	Nine Months Ended	Nine Months Ended
	Year Ended December 31,		February 21,	December 31,	December 31,	December 31,	September 30,	September 30,
	2006	2007	2008	2008	2009	2010	2010	2011
Pre-tax income before before adjustment for noncontrolling interests in consolidated subsidiaries	49,886	42,644	(10,283)	(4,266)	(6,713)	(126,600)	(17,646)	(243,394)
(Income)Loss from equity investees	128	46	(39)	118	(880)	(1,001)	(684)	863
Distributed income of equity investees	—	—	—	—	301	1,007	451	633
Noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	(580)	(1,211)	(19)	(2,483)	(1,835)	(1,698)	(1,657)	(3,209)
Fixed Charges	13,376	21,298	4,981	57,070	65,137	62,490	47,494	48,964
Earnings	62,810	62,777	(5,360)	50,439	56,010	(65,802)	27,958	(196,143)

Interest expense	12,570	20,250	4,783	55,863	63,119	59,098	45,055	45,688
An estimate of the interest within rental expense	806	1,048	198	1,207	2,018	3,392	2,439	3,276
Fixed Charges	13,376	21,298	4,981	57,070	65,137	62,490	47,494	48,964

Ratio of earnings to fixed charges	4.70	2.95	—	—	—	—	—	—

Deficiency to cover charges (2)	—	—	10,341	6,631	9,127	128,292	19,536	245,107

(1) For purposes of computing the ratio of earnings to fixed charges, earnings consist of income (loss) before provision for income taxes plus fixed charges.

Fixed charges consist of interest expense on all indebtness including amortization of deferred financing costs and the portion of operating lease rental expense that is representative of the interest factor.

(2) Coverage deficiency represents the amount by which earnings were insufficient to cover fixed charges.